Exhibit 99.1

Loan Agreement

dated as of September 9, 2022 (the Effective Date)

by and between

FiveT Investment Management Ltd.	(FiveT)

[**]

Dominik Lysek

[**]

Thomas Meyer

[**]

(each a Lender, collectively the Lenders)

and

Altamira Therapeutics Ltd.	(AMTL)

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

(the Lenders and AMTL each a Party, together the Parties)

Preamble

A.	AMTL is a limited company organized and existing under the laws of Bermuda with its registered office in Hamilton, Bermuda. As of the date hereof, AMTL has an authorized share capital of CHF 250,000.00 under which 20,194,261 common shares with a nominal value of CHF 0.01 each are issued and outstanding (Common Shares). The Common Shares are listed on the NASDAQ under the ticker code CYTO and the international securities identification number (ISIN) BMG0360L1000.

B.	The Lenders wish to grant AMTL a loan with warrants to cover AMTL's financial needs.

C.	The Lenders shall have the right to exercise such warrants to purchase Common Shares in accordance with and subject to the terms of this Agreement.

Now, therefore, the Parties hereto agree as follows:

1	Definitions

For the purposes of this Agreement (including the Preamble and the Annexes), capitalized terms shall have the meanings set forth in Annex 1.

2	Loan / Interest

a.	The Lenders hereby grant AMTL a loan in the amount of CHF 600,000.00 (the Loan), divided into 6 (six) units of CHF 100,000.00 each (each a Loan Unit), and granted as set forth in Annex 2, in accordance with and subject to the terms of this Agreement.

b.	The Loan shall bear interest as from the Effective Date at an interest rate of 5% p.a. (the Interest). Interest on the Loan shall be calculated on an actual (365) basis.

c.	The Loan shall be subordinated in right of payment to a Convertible Loan granted by FiveT to ATML with a notional amount of CHF 5,000,000 maturing as of February 7, 2023, unless converted into Common Shares.

d.	Subject to Sections 4 and 5, Interest on the Loan shall be paid upon Maturity as defined below.

3	Disbursement

The Lender shall disburse the Loan by the Effective Date to the following bank account of AMTL:

Bank: [**]

IBAN: [**]

BIC/Swift: [**]

4	Maturity

Subject to Sections 6 (Event of Default) and 7 (Change of Control Transaction), the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon shall become due and payable in cash as of March 31, 2023 (the Maturity Date).

5	Early Repayment

a.	AMTL may elect in its sole discretion to repay in cash the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon (the Repayment Amount), at any time from the date which is three (3) months following the Effective Date by giving 1 (one) month prior written notice to the Lenders (the Repayment Notice Period).

b.	The repayment shall be made within 10 (ten) calendar days following expiry of the Repayment Notice Period.

6	Event of Default

The Lenders shall have the right to request immediate payment in cash of the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon by giving written notice to AMTL at any time upon the occurrence of any of the following events:

a.	AMTL breach(es) any of its material obligations under this Agreement, provided that any such breach is not cured within 20 (twenty) calendar days following written notice thereof by the Lender; or

b.	a resolution is passed for the liquidation, dissolution or winding up of AMTL.

7	Change of Control Transaction

In the event that AMTL enters into any Change of Control Transaction prior to the Maturity Date, the Loan shall become due in full repayment of the total outstanding principal amount under the Loan and all accrued and unpaid Interest thereon in accordance with this Agreement immediately prior to the completion of the Change of Control Transaction.

8	Warrants

a.	Each Loan Unit bears 138,889 Common Share purchase warrants (Warrants) which gives the Lenders the right to purchase 138,889 Common Shares between October 1, 2022 and September 30, 2027 for CHF 0.36 each, pursuant to the Warrant form in Annex 8(a) (Warrant Exercise). The exercise price for each Warrant was determined based on the VWAP of the Company’s share price on Nasdaq on September 6, 2022 (USD 0.3663), converted at the CHF/USD rate as reported by UBS, Zurich on September 6, 2022.

b.	As soon as practicable (and in any event within 21 calendar days of the Effective Date), AMTL shall file a registration statement on Form F-3 (or other appropriate form) providing for the resale by the Lenders of the Common Shares issued and issuable upon any Warrant Exercise. AMTL shall use best efforts to cause such resale registration statement to become effective within 45 days following the Effective Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Effective Date) and to keep the registration statement effective at all times until the earlier of (1) the date as of which the Lenders may sell Common Shares from the Warrant Exercise without restriction or limitation pursuant to Rule 144 (as defined below) and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act or (2) the date on which the Lenders no longer own any Common Shares from the Warrant Exercise.

9	Representations and Warranties

9.1	Limited Representations and Warranties

a.	The Lender hereby represents and warrants to AMTL the following:

i.	due incorporation and valid existence under the laws of Switzerland, with the power and authority to own its properties and conduct its business in the ordinary course;

ii.	the execution of this Agreement and the consummation of the transactions thereunder are duly authorized by the competent corporate bodies;

iii.	Lenders are granting the Loan and upon any Exercise will acquire Common Shares for their own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. The Lender is acquiring the Securities hereunder in the ordinary course of its business. The Lender does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities

iv.	Lenders are “accredited investors” as that term is defined in Rule 501(a) of Regulation D of the Securities Act;

v.	Lenders have been given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering of and to obtain any additional information which AMTL possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information provided to the Lenders;

vi.	Lenders understand that, except as provided in Section 8.5(e) hereof: (a) the Securities have not been and are not being registered under the Securities Act or any United States state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Lenders shall have delivered to AMTL an opinion of counsel, in a form reasonably satisfactory to AMTL, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) the Lenders provide AMTL with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, as amended, (or a successor rule thereto) (collectively, Rule 144); (b) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the United States Securities and Exchange Commission thereunder; and (c) neither AMTL nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

b.	AMTL represents and warrants to the Lenders the following:

i.	due incorporation and valid existence under the laws of Bermuda, with the power and authority to own its properties and conduct its business in the ordinary course;

ii.	the execution of this Agreement and the consummation of the transactions thereunder do not conflict with, violate or result in a breach of any law, regulation or judgement applicable to AMTL, its articles of association and bye-laws, respectively, or any agreement or commitment to which AMTL is a party to or by which it is bound;

iii.	except for the senior debt disclosed under 2(c), AMTL does not have any financial debt outstanding as of the Effective Date, and the Loan will constitute senior debt in right of payment to any subsequent financial debt of AMTL; and

iv.	the obligations of AMTL according to this Agreement are valid, binding and enforceable against AMTL in accordance with their terms, subject only to bankruptcy, insolvency, reorganization, composition or similar laws affecting creditors' rights in general.

9.2	Limitations of Liability

a.	A claim by any Lender against AMTL for misrepresentation or breach of a warranty shall be time-barred (verjährt) and forfeited (verwirkt) unless the Lender has delivered a written notice to AMTL describing in reasonable detail the facts then known about any such claim (the Notice of Breach) before the lapse of a period of 12 (twelve) months from the Effective Date. If a Notice of Breach is delivered by the Lender to AMTL on or before the applicable date set forth in the preceding sentence, the relevant claim may be resolved after such date, provided that the Lender initiates judicial proceedings in accordance with Section 13 within 6 (six) months from such applicable date.

b.	AMTL’s liability for any misrepresentation or breach of warranty shall not exceed an amount equal to 100% of the total principal amount under the Loan and all accrued Interest thereon outstanding at the date of the Notice of Breach.

10	No Set-Off; Tax Deductions

a.	Subject to paragraph (b) hereinafter, AMTL shall neither be entitled to set-off any of the claims it may have against the Lenders against any amount payable by AMTL to the Lenders under or pursuant to this Agreement, regardless if such claim of AMTL against the Lenders has arisen under or in connection with this Agreement or otherwise, nor shall AMTL be entitled to otherwise withhold the payment of any amount payable by it to the Lenders under or pursuant to this Agreement. Subject to applicable laws (and hereby in particular subject to paragraph (b) hereinafter), all payments to be made by AMTL to the Lenders under this Agreement shall be made clear of all deduction whatsoever.

b.	AMTL shall be entitled to deduct from any payments to be made by them to the Lender under this Agreement any deductions for withholding taxes required under Swiss law (if any).

11	Termination

a.	Neither Party shall terminate this Agreement prior to the Maturity Date.

b.	This Agreement will automatically terminate upon full payment or conversion of the total outstanding principal amount under Loan and all accrued and unpaid Interest thereon in accordance with this Agreement.

12	Miscellaneous

12.1	NASDAQ Requirements

Notwithstanding anything contained herein to the contrary, if at any time while any amount is outstanding under this Agreement NASDAQ informs AMTL that a provision of this Agreement violates the rules or policies of NASDAQ, then the Lenders and AMTL shall use their respective best efforts in good faith to negotiate and agree to amend this Agreement in order to cure such violation.

12.2	Taxes, Costs and Expenses

a.	Any and all taxes and other public charges imposed on one of the Parties in connection with this Agreement and the transactions contemplated hereby are to be borne by the Party on which such tax or public charge is imposed.

b.	Each Party shall bear its own costs and expenses (including advisor fees) arising out of or incurred in connection with this Agreement and all transactions contemplated hereby.

12.3	No Assignment

Unless otherwise provided for in this Agreement, neither Party shall be entitled to transfer this Agreement or all or part of its rights and/or obligations hereunder without the other Parties prior written consent, such consent not to be unreasonably withheld.

12.4	Notices

a.	All notices or other communications to be given under or in connection with this Agreement shall be made in writing and shall be delivered by registered mail (return receipt requested), an internationally recognized courier or e-mail transmission to the following addresses:

If to the Lenders:	FiveT Investment Management Ltd.
[**]

Dominik Lysek
[**]

Thomas Meyer
[**]
if to AMTL:	Altamira Therapeutics Ltd.
Att.: Thomas Meyer
Clarendon House, 2 Church Street
Hamilton HM 11
Bermuda
e-mail: [**]

or such other address as any Party may notify to the other Parties in accordance with the above.

b.	Any notice to be given hereunder shall be given before the expiry of a term or deadline set forth in this Agreement or by applicable law. All notices or other communications shall be effective only if sent out to the Party to whom it is addressed in accordance with this Section 12.4 before the expiry of such term or deadline.

c.	Any notice to be given hereunder made by or attached to an e-mail will be deemed received if the sending Party does not receive an automatic non-delivery notification that the e-mail has not been received (other than an out of office notification) within one hour after dispatch of the e-mail; provided that the e-mail is in an appropriate and commonly used format, and any attached file is a pdf, jpeg, tiff or other appropriate and commonly used format.

12.5	Entire Agreement

This Agreement, including it Annexes and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements or understandings of the Parties relating hereto, in particular any term sheets among the Parties.

12.6	Amendments

No amendment, variation or waiver of any term or provision of this Agreement shall be valid unless it is evidenced in writing and signed by or on behalf of each of the Parties or in the case of a waiver only, by the Party granting such waiver.

12.7	Severability

If any part or provision of this Agreement shall be held to be invalid or unenforceable, the other provisions of this Agreement shall nonetheless remain valid. In this case, the invalid or unenforceable provision shall be replaced by a substitute provision that best reflects the intentions of the Parties without being unenforceable, and each Party shall execute all agreements and documents required in this connection. The same shall apply in case of any gap in this Agreement.

13	Governing Law and Jurisdiction

a.	This Agreement shall in all respects be governed by and construed in accordance with the substantive laws of Switzerland (to the exclusion of conflicts of laws principles and provisions).

b.	Any dispute arising out of or in connection with this Agreement, including, but not limited to, disputes regarding its conclusion, validity, binding effect, breach or termination, shall exclusively be referred to the commercial court of Zurich, Switzerland.

[SIGNATURES ON THE NEXT PAGE]

Signatures

Lender	FiveT Investment Management Ltd.
Cayman Islands, O8.09.22	/s/ Wieland Kreuder
Place, date	Name:	Wieland Kreuder
	Function:	Authorized Person

Place, date	Name:
Function:

Dominik Lysek
Windisch, 08.09.22	/s/ Dominik Lysek
Place, date

Thomas Meyer
Zuchwil, 08.09.22	/s/ Thomas Meyer
Place, date

AMTL	Altamira Therapeutics Ltd.
Hamilton, 08.09.22	/s/ Thomas Meyer
Place, date	Name:	Thomas Meyer
	Function:	CEO

Hamilton, 08.09.22	/s/ Marcel Gremaud
Place, date	Name:	Marcel Gremaud
	Function:	CFO

Annex 1 – Definitions

Affiliate	shall mean, with respect to the Lender, (i) any person Controlling the Lender, (ii) any person under Control by the Lender, (iii) any person under common Control with the Lender and (iv) any person acting otherwise in concert with the Lender.

Agreement	means this loan agreement as set forth in Preamble B.

AMTL	has the meaning set forth on the cover page of this Agreement.

Annex	means any annex of this Agreement.

Business Day	means any day, other than a Saturday or Sunday, on which commercial banks in Zurich are open for business throughout the day.

Change of Control Transaction	shall mean the acquisition of more than 50% of AMTL’s issued and outstanding share capital by one or several parties acting in concert, provided that such acquirer(s) shall have the right to designate the majority of all members of the board of directors of AMTL.

CO	means the Swiss Code of Obligations, as amended from time to time.

Common Shares	has the meaning set forth in Preamble C.

Control	shall mean the ability of one person to determine that the affairs of another person are conducted in accordance with the intentions of the first person by way of (i) the holding of shares, (ii) the possession of voting, appointment or instruction rights or (iii) in any other way whatsoever (in each case whether directly or indirectly), and the terms Controlled and Controlling shall be construed accordingly.

Interest	has the meaning set forth in Section 2(b).

Lender	has the meaning set forth on the cover page of this Agreement.

Loan	has the meaning set forth in Section 2(a).

Loan Unit	has the meaning set forth in Section 2(a).

Maturity Date	has the meaning set forth in Section 4.

Notice of Breach	has the meaning set forth in Section 9.2(a).

Outstanding Balance	has the meaning set forth in Section 7(a).

Party/Parties	has the meaning set forth on the cover page of this Agreement.

Person	means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

Preamble	means the preamble of this Agreement.

Repayment Amount	has the meaning set forth in Section 5(a).

Repayment Notice Period	has the meaning set forth in Section 5(a).

Section	means any section of this Agreement.

Securities	means, collectively, the Loan and the Conversion Shares.

Securities Act	means the Securities Act of 1933, as amended.

Trading Day	means any day during which the NASDAQ stock exchange is open for business.

VWAP	means the volume weighted average price of the Company’s share price as reported on www.nasdaq.com.

Annex 2(a) – Loans

Lender	Loan amount (CHF)	Loan Units
FiveT	200,000	2
Dominik Lysek	200,000	2
Thomas Meyer	200,000	2